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AUG 0 7 2020 **ANNUAL AUDITED REPORT**
FORM X-17A-5
Washington, DC   PART III

SEC FILE NUMBER
8- 14842

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2019 _____ AND ENDING May 31, 2020
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Balanced Security Planning, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

14741 Caleb Dr
(No. and Street)

Fort Myers   **FL**   **33908**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner, Stone & Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

12700 Park Central Drive Ste. 1400 Dallas   **TX**   **75251**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Marie Greidanus _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Balanced Security Planning, Inc. _____, as of May 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

WAYNE HOLCOMB
Notary Public - State of Florida
Commission # GG 142790
My Comm. Expires Sep 13, 2021
Bonded through National Notary Assn.

_____
Signature

President
_____
Title

_____
Notary Public   State: Florida
                       County: SEE 7/27/2020

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



Your Vision Our Focus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder of
Balanced Security Planning, Inc.
Fort Myers, Florida

<u>Opinion on the Financial Statements</u>

We have audited the accompanying statement of financial condition of Balanced Security Planning, Inc. (the "Company") as of May 31, 2020 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

<u>Basis for Opinion</u>

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com



INAA
GROUP
INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

Opinion on Supplemental Information

The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Turner, Stone & Company, LLP

We have served as the Company's auditor since 2017.

Dallas, Texas
July 8, 2020

Balanced Security Planning, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Report of Independent Registered Public Accounting Firm
For the Year-Ended May 31, 2020

Balanced Security Planning, Inc.
Statement of Financial Condition
May 31, 2020

ASSETS

Current Assets

Cash	$ 15,728
Accounts Receivable	-
Commission Receivable	76
Total Current Assets	15,804
Fixed Assets, Less Accum Dep.	-
	$ 15,804

LIABILITIES & STOCKHOLDER'S EQUITY

Current Liabilities

Accrued Liability	$ 6,000
Accounts Payable	-
Payroll Taxes Payable	-
Income Taxes Payable	-
Total Current Liabilities	6,000

Stockholders' Equity

Common Stock, $10 Par Value Per Share;	
1,000 Shares Authorized;	
880 Shares Issued & Outstanding	8,800
Additional Paid in Capital	54,000
Retained Earnings (Deficit)	(52,996)
Total Stockholder's Equity	9,804
	$ 15,804

The accompanying notes are an integral part of these financial statements.

Balanced Security Planning, Inc.
Statement of Operations
May 31, 2020

Commissions	$	45,582

Operating Expenses	
Depreciation	-
Dues, Fees, Subscriptions	1,562
Entertainment	411
Insurance	8,982
Licenses & Taxes	98
FINRA/SIPC	1,745
Office Supplies	308
Payroll Taxes	1,415
Pension Plan	4,625
Postage	91
Professional Fees	7,550
Salaries/Comm-Officers	18,500
Salaries/Comm-Other	-
Computer/Internet	2,813
Telephone	1,533
Total Expenses	**49,633**

Operating Income (Loss)	(4,050)

Other Income	
Interest Income	-
Misc Income	-
Total Other Income	**-**

Income (Loss) Before Income Taxes		(4,050)
Provision for Income Taxes		-
Net loss	$	(4,050)

The accompanying notes are an integral part of these financial statements.

Balanced Security Planning, Inc.
Statement of Cash Flows
For the year ended May 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES
  Net Loss $ (4,050)

Changes in Operating Assets and Liabilities:

Accounts Receivable   76
Accrued Liabilities   (2,550)
Total Adjustments   2,474

Net Cash used in Operating Activities   (1,576)

CASH FLOW FROM INVESTING ACTIVITIES

Net Cash Provided By (Used in) Investing Activities   —

CASH FLOW FROM FINANCING ACTIVITIES

Net Cash Provided by (Used in) Financing Activities   —

NET DECREASE IN CASH   (1,576)

CASH AT BEGINNING OF YEAR   17,304

CASH AT THE END OF YEAR $ 15,728

The accompanying notes are an integral part of these financial statements.

Balanced Security Planning, Inc.
Statement of Changes in Stockholder's Equity
For the year ended May 31, 2020

	Common Shrs	Stock Amount	Paid-In Capital Amount	Retained Earnings (Deficit)	Stockholder's Equity
Balance at June 1, 2019	880	$ 8,800	$ 54,000	$ (48,946)	$ 13,854
Net Loss				(4,050)	(4,050)
Balance at May 31, 2020	880	$ 8,800	$ 54,000	$ (52,996)	$ 9,804

The accompanying notes are an integral part of these financial statements.

Balanced Security Planning, Inc.
Notes to Financial Statements
As of and for the Year-Ended May 31, 2020

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Organization

Balanced Security Planning, Inc. (the Company) was incorporated in the State of Florida effective May 29, 1969. The Company has adopted a fiscal year ending May 31st.

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Description of Business

The Company, located in Fort Myers, FL is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3(k)(1), which provides an exemption because of limited business.

Basis of Accounting

The financial statements of the Company have been prepared in accordance with US. GAAP on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenue is recorded when earned by the company, at which time no further performance obligation is required and collection is reasonably assured. Commissions earned are reported by the investment company through submitted commission statements.

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09. Revenue from Contracts with Customers. This standard replaced most existing revenue recognition guidance and is codified in FASB ADC Topic 606. Effective January 1, 2018, the Company adopted ASU No. 2014-09 using the modified retrospective method. Under the new guidance, the Company recognizes revenue from contracts based on the Company's satisfaction of distinct performance obligations indentified in each agreement. The adoption of the guidance under ASU No. 2014-09 did not result in a material impact on the Company's revenues, results of operations, or financial position. As part of the implementation of ASC 606 the Company must present disaggregation of revenues from contracts with customers into categories that depict how the nature, timing, and uncertainty of revenue and cash flows are affected by economic factors. Quantitative disclosures on the disaggregation of revenue are as follows:

	2020
Commissions	$ 45,582

Revenue concentrations exist as a function of the company's limited business of sale of mutual funds.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As of May 31, 2020 the Company has a net operating loss carry forward of $7,555.

At May 31, 2019 the Company had no significant deferred tax liability and it's only deferred tax assets of approximately $1,585 has been fully offset by a valuation allowance.
The Company accounts for income taxes under ASC 740-10, which provides for an asset and liability approach of accounts for income taxes. Under this approach, deferred tax assets and

liabilities are recognized based on anticipated future tax consequences, using currently enacted tax laws, attributed to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts calculated for income tax purposes.

The Company provides for a valuation allowance when it is more likely than not that it will not realize a portion of the deferred tax assets. The Company has established a calculation allowance against the net deferred tax asset due to the uncertainty that enough taxable income will be generated in those taxing jurisdictions to utilize the assets. Therefore, we have not reflected any benefit of such deferred tax as in the accompanying financial statements.

The Company reviewed all income tax positions taken or that they expect to be taken for all open years and determined that the income tax positions are appropriately stated and supported for all open years.

Recently Issued Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The standard requires all leases that have a term of over 12 months to be recognized on the balance sheet with the liability for lease payments and the corresponding right-of-use asset initially measured at the present value of amounts expected to be paid over the term. Recognition of the costs of these leases on the income statement will be dependent upon their classification as either an operating or a financial lease. Costs of an operating lease will continue to be recognized as a single operating expense on a straight-line basis over the lease term. Costs for a financial lease will be disaggregated and recognized as both an operating expense (for the amortization of the right-of-use asset) and interest expense (for interest on the lease liability). The Company adopted ASU 2016-02 on April 1, 2019, but the adoption did not have any impact on the Company's financial statements.

During the year ended May 31, 2020, there were several other accounting pronouncements issued by the Financial Accounting Standards Board. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company's financial statements.

Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through July 8, 2020, which is the date the financial statements were available to be issued. Based upon this review, the Company had determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Computation of Net Capital and the broker-dealers corresponding unaudited Part IIA of the FOCUS report are required under Rule 15c3-1.

NOTE C - POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exception provisions of SEC Rule 15c3-3(k)(1).

NOTE D - SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) required a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE E - COMMITTMENTS AND CONTINGENCIES

Balanced Security Planning, Inc. does not have any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE F- RENT

The Company is under no current lease or rent obligation. The company currently uses office space located at the sole stockholders residence. The fair market value of such rental space is immaterial.

NOTE G- EMPLOYEE BENEFIT PLAN

The Company has a Simplified Employee Plan ("the Plan") to provide for retirement and incidental benefits for employees. Employees may contribute a portion of their annual compensation to the Plan, limited to a maximum annual dollar amount as set periodically by the Internal Revenue Service. As of May 31, 2020 employer contributions to the plan totaled $4,625.

Employer contributions to the plan are discretionary as determined by the board of directors.

Balanced Security Planning, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended May 31, 2020

Computation of Net Capital

Total Stockholder's equity:		$ 9,804
Non-allowable assets		0
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 9,804

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 400
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 4,804

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 6,000
Percentage of aggregate indebtedness to net capital	61%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of May 31, 2019	$	9,804
Adjustments:		
Change in Equity (Adjustments)		(0.00)
Change in Non-Allowable Assets		0.00
Change in Haircuts		(0.00)
Change in Undue Concentration		0.00
NCC per Audit		9,804
Reconciled Difference	$	(0.00)

The accompanying notes are an integral part of these financial statements.

Supplemental Schedules Required by Rule 17a-5
Required by the U.S. Securities and Exchange Commission
As of and for the Year ended May 31, 2020

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(1.)

Balanced Security Planning, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended May 31, 2020

Computation of Net Capital

Total Stockholder's equity:		$ 9,804
Non-allowable assets		0
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 9,804

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 400
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 4,804

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 6,000
Percentage of aggregate indebtedness to net capital	61%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of May 31, 2019		$ 9,804
Adjustments:		
Change in Equity (Adjustments)		(0.00)
Change in Non-Allowable Assets		0.00
Change in Haircuts		(0.00)
Change in Undue Concentration		0.00
NCC per Audit		9,804
Reconciled Difference		$ (0.00)

The accompanying notes are an integral part of these financial statements.

Balanced Security Planning, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
Year Ended May 31, 2020

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. this rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At May 31, 2020, the Company had net capital of $9,804 which was $4,804 in excess of its required net capital of $5,000. The Company's net capital ratio was 61%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)ii; All customer transactions cleared though another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operation Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The company is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from memberships forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

REPORT ON BROKER DEALER EXEMPTION

For the Year ended May 31, 2020

See accountant's audit report

Balanced Security Planning, Inc.

16970 San Carlos Blvd. Ste. 160 #184
Fort Myers, Florida 33908
(239) 940-3274

July 8, 2020

Turner, Stone & Company, L.L.P.
12700 Park Central Drive, Suite 1400
Dallas, Texas 75251

RE: Exemption Statement Rule 15c3-3 (k) (1) for FYE May 31, 2020

Dear Mr. Turner:

Please be advised that Balanced Security Planning, Inc. has complied with Exemption Rule 15c3-3 (k) (1), for the period of June 1, 2019 through May 31, 2020. Balanced Security Planning, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (mutual funds and annuities). Balanced Security Planning, Inc.'s past business has been of a similar nature and has complied to this exemption since its inception on May 29, 1969.

Marie Greidanus, the president of Balanced Security Planning, Inc. has made available to Mr. Turner all records and information including all communications from regulatory agencies received through the date of this review May 31, 2020.

Marie Greidanus has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Balanced Security Planning, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (239) 940-3274.

Very truly yours,

Marie Greidanus
President

Member
FINANCIAL INDUSTRY
REGULATORY AUTHORITY

Member
SECURITIES INVESTOR
PROTECTION CORPORATION

Your Vision Our Focus



Report of Independent Registered Public Accounting Firm

The Stockholder of
Balanced Security Planning, Inc.
Fort Myers, Florida

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Balanced Security Planning, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Balanced Security Planning, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3, specifically 17 C.F.R. §240.15c3-3(k)(1) (the exemption provision) and (2) Balanced Security Planning, Inc. stated that Balanced Security Planning, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Balanced Security Planning, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Balanced Security Planning, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Turner, Stone & Company, LLP

Certified Public Accountants
July 8, 2020

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com



INAA GROUP
INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS